[redacted]

09056611

COMMISSION
0549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fordham Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 18th Floor
(No. and Street)

New York, NY (City) (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Adams 212-732-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R CPA
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
103

54 Sunnyside Blvd. (Address) Plainview (City) NY (State) 11803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fordham Financial Management Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

I have audited the accompanying statement of financial condition of Fordham Financial Management, Inc. as of December 31, 2008, the related statement of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fordham Financial Management, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul Gaynes
PAUL GAYNES, CPA

Plainview, NY
February 10, 2009

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Exhibit A

ASSETS

CURRENT ASSETS		
Cash	$ 97,494	
Due from clearing broker	114,018	
Deposit with clearing broker	9,711	
Securities – Long Market Value	31,117	
Commissions Receivable	735,591	
Total Current Assets		$ 987,931
FIXED ASSETS		
Furniture & equipment	$ 38,808	
Less: Accumulated depreciation	5,545	
Net Fixed Assets		33,263
OTHER ASSETS		
Due from registered representative	$ 288,284	
Security deposits	93,832	
		382,116
TOTAL ASSETS		$ 1,403,310

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 31,994	
Commissions payable	44,534	
TOTAL LIABILITIES		$ 76,528
STOCKHOLDERS' EQUITY		
Common stock		
Authorized 50,000 No Par Value		
Issued & outstanding 15,000 shares	$ 15,000	
Paid in capital	3,208,537	
Retained earnings	(1,896,755)	
Total Stockholders' Equity		1,326,782
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 1,403,310

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit B

REVENUES		$ 3,520,699
OPERATING EXPENSES		
Salaries	$ 989,873	
Commissions	2,105,693	
Rent	315,647	
Clearing costs	336,702	
Payroll taxes	161,744	
Advertising	3,965	
Professional fees & consulting	54,617	
Medical insurance	128,609	
Insurance	44,454	
Office supplies & expenses	171,078	
Telephone	109,641	
Registration & regulatory expenses	82,393	
Equipment & information	195,230	
Messenger & delivery	43,825	
Selling expenses	168,718	
Depreciation	5,545	
Total Expenses		4,917,734
Net Loss Before Taxes		(1,397,035)
Taxes Based on Income		7,168
NET LOSS		$ (1,404,203)

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (1,404,203)
Adjustments to reconcile net income to net cash		
Decrease in receivables	$ 586,439	
Depreciation	5,545	
Decrease in payables	(3,480)	
Decrease in securities owned	129,983	
Increase in advances	(205,672)	
Total Adjustments		512,815
NET CASH APPLIED TO OPERATING ACTIVITIES		$ (891,388)
CASH APPLIED TO INVESTING ACTIVITIES		
Increase in paid in capital	$ 920,000	
Decrease in security deposit	35,750	
Purchase of furniture and equipment	(38,808)	
NET CASH APPLIED TO INVESTING ACTIVITIES		916,642
NET INCREASE IN CASH & CASH EQUIVALENTS		$ 25,554
CASH & CASH EQUIVALENTS – JANUARY 1, 2008		71,940
CASH & CASH EQUIVALENTS – DECEMBER 31, 2008		$ 97,494

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDERS' EQUITY
BALANCES				
January 1, 2008	$ 15,000	$ 2,288,537	$ (492,552)	$ 1,810,985
Loss – 2008			(1,404,203)	(1,404,203)
Additional Capital Paid In		920,000		920,000
BALANCES – DECEMBER 31, 2008	$ 15,000	$ 3,208,537	$ (1,896,755)	$ 1,326,782

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2008

Schedule 1

CREDIT FACTORS		
Common Stock	$ 15,000	
Paid in capital	3,208,537	
Retained earnings (Deficit)	(1,896,755)	
Total Credit Factors	$ 1,326,782	
DEDUCTIONS		
Non allowable assets	415,379	
NET CAPITAL – BEFORE HAIRCUTS	$ 911,403	
HAIRCUTS		
Other Securities	9,089	
NET CAPITAL	$ 902,314	
Less: Capital requirements, greater of minimum Dollar or 6 2/3% or aggregate indebtedness	100,000	
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 802,314	
Capital Ratio: (Maximum allowance of 1500%)		
Aggregate indebtedness	$ 76,528	
Divided by: Net Capital	902,315	8.48%
AGGREGATE INDEBTEDNESS		
Accrued expenses & taxes payable	$ 76,528	
6 2/3% of Aggregate Indebtedness	$ 5,104	

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2008

Schedule 2

Net capital per Focus Report X-17A-5	$ 902,314
NET CAPITAL PER AUDIT REPORT	902,314
Difference	$ NONE

The accompanying notes are an integral part of this statement.

FORDHAM FINANCIAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – ORGANIZATION

Fordham Financial Management, Inc. is a Colorado corporation formed, in September 1987 for the purpose of conducting business as a broker dealer in securities. In December, 1995, the company was sold and moved its operations to New York State. The company is a broker dealer registered with the Securities and Exchange Commission.

NOTE 2 – INCOME TAXES

Provision has been made for income taxes payable to New York City, New York State and The Internal Revenue Services.

NOTE 3 – LEASE COMMITMENT

The company moved to 14 Wall Street, New York City on February 3, 2000. The future lease obligation at that premises is $258,757 per annum until the expiration of the lease on February 28, 2012.

NOTE 4 SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through First Clearing LLC.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $902,314 which was $802,314 in excess of its required net capital of $100,000. The Company's net capital ratio was 8.48 to 1.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Fordham Financial Management, Inc.
New York, New York

Gentlemen

In planning and performing my audit of the financial statements of Fordham Financial Management, Inc. for the year ended December 31, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fordham Financial Management, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e). Fordham Financial Management does not carry securities accounts for customers nor does it perform custodial functions for customer securities. Accordingly, therefore, Fordham is not required to perform the various procedures normally used to account for and protect customer securities in its possession.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,

Paul Gaynes

PAUL GAYNES, CPA

Plainview, New York
February 10, 2009

FINANCIAL STATEMENTS

FORDHAM FINANCIAL MANAGEMENT, INC.

DECEMBER 31, 2008

INDEX TO THE FINANCIAL STATEMENTS

OF

FORDHAM FINANCIAL MANAGEMENT, INC.